Exhibit 12.1

DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)

	For the Six Months Ended June 30,	For the Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Calculation of fixed charges ratio:
Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy(2)	$683	$1,184	$1,073	$542	$978	$925

Add/(deduct):
Fixed charges	74	132	125	138	142	131
Amortization of capitalized interest	2	3	4	4	3	2
Capitalized interest	(1)	(1)	(2)	(1)	(2)	(2)
Total earnings available for fixed charges	$758	$1,318	$1,200	$683	$1,121	$1,056

Fixed charges:
Interest expense	$66	$117	$109	$123	$125	$114
Capitalized interest	1	1	2	1	2	2
Interest component of rental expense(1)	7	14	14	14	15	15
Total fixed charges	$74	$132	$125	$138	$142	$131

Ratio of earnings to fixed charges	10.2x	10.0x	9.6x	4.9x	7.9x	8.1x
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(1)	Represents a reasonable estimate of the interest component of rental expense incurred by us.

(2)
Due to the completion of the Internal Revenue Service audit for our 2006-2008 federal income tax returns in August 2013, we recognized $430 million of other expense, net, as we no longer anticipate collecting amounts from Mondelēz International, Inc. ("Mondelēz") under the Tax Sharing and Indemnification Agreement, dated May 1, 2008. Additionally, in June 2013, a bill was enacted by the Canadian government, which reduced amounts amortized for income tax purposes. As a result, we recognized $38 million of indemnity income due to the reduction of our long-term liability to Mondelēz.